EXHIBIT 12.2

Alpha Natural Resources, Inc
Computation of Other Ratios
As of March 31, 2008
(Amounts in thousands except ratios)

Interest Coverage Ratio: The interest coverage ratio is defined as Adjusted EBITDA divided by net cash interest expense (defined as interest expense plus/minus the annual change in accrued interest less interest income and amortization of loan costs).

Adjusted EBITDA(1)	$260,218

Interest Expense	$40,170
Annual change in accrued interest	$219
Interest income	$(2,380)
Amortization of loan costs	$(2,280)
Net Cash Interest Expense	$35,729

Interest Coverage Ratio	7.28

(1)
Adjusted EBITDA is defined and calculated in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Analysis of Material Debt Covenants” in our 2008 Quarterly Report on Form 10-Q.

Leverage Ratio: The leverage ratio is defined as total net debt (defined as the sum of note payable and long-term debt (not including Gallatin loan facility and other) less cash and cash equivalents) divided by Adjusted EBITDA.

Note payable	$12,673
Long term debt (not including Gallatin loan facility and other)	$408,672
Cash and cash equivalents (not including Gallatin and other)	$(56,706)
Total Net Debt	$364,639

Adjusted EBITDA	$260,218

Leverage Ratio	1.40

Senior Secured Leverage Ratio: The senior secured leverage ratio is defined as consolidated debt that is secured by a lien less unrestricted cash and cash equivalents to (not including Gallatin cash and cash equivalents) to Adjusted EBITDA.

Term loan B	$233,125
Cash and cash equivalents (not including Gallatin and other)	$(56,706)
Total Net Debt	$176,419

Adjusted EBITDA	$260,218

Senior Secured Leverage Ratio	0.68

Liquidity Test: The liquidity test is defined as the sum of the unused commitments under the credit facility’s revolving line of credit plus our unrestricted cash and cash equivalents (not including Gallatin cash and cash equivalents).

Unused revolving line of credit	$286,805
Cash and cash equivalents (not including Gallatin and other)	$56,706

Total Liquidity	$343,511

Loan Life Cover Ratio of Gallatin Materials LLC: The loan life cover ratio is defined as the ratio of the present value of future cash flow to the aggregate principle amounts of all outstanding loans.

Present value of future cash flow (2)	$85,418
Aggregate principal amounts of all outstanding loans	$18,500

Loan Life Cover Ratio:	4.62

(2)	Future Project income less expense less capital expenditures, discounted at 10%.

Gearing Ratio of Gallatin Materials LLC (the “borrower”): The gearing ratio is defined as the ratio of net interest-bearing indebtedness to total borrower’s equity.

Net interest-bearing indebtedness	$18,500
Total borrower’s equity (3)	$13,714

Gearing Ratio:	1.35

(3)	Actual equity at December 31, 2007 of $8,451 plus deemed equity (as allowed by the Credit Facility, as defined in our 2007 Annual Report on Form 10-K) of $1,450 plus a member’s loan of $3,813.